Exhibit 4.26

Translation- For information purposes only

SUBORDINATED LOAN AGREEMENT

In Madrid, on 13 February 2003

BETWEEN

OF THE ONE PART, GRUPO CORPORATIVO ONO, S.A., with registered address at calle Basauri 7-9, edificio Belagua, urbanización La Florida, in Madrid and holding Fiscal Identification Number A.82688904 (hereinafter, GRUPO CORPORATIVO ONO), represented by Mr. Eugenio Galdón in his capacity as representative of MULTITEL HOLDINGS, S.L., President of the Board of Directors and Mr. Richard D. Alden, in his capacity as Managing Director.

OF THE OTHER PART, CABLEUROPA, S.A.U., with registered address at calle Basauri 7-9, edificio Belagua, urbanización La Florida, in Madrid and holding Fiscal Identification Number A.48514343 (hereinafter, CABLEUROPA), represented by Mr. Eugenio Galdón in his capacity as representative of MULTITEL HOLDINGS, S.L., President of the Board of Directors and Mr. Richard D. Alden, in his capacity as Managing Director.

THEY HEREBY DECLARE

I.                                      That Ono Finance, Plc has made the following high-yield bond issues (hereinafter to be jointly referred to as the “High-Yield Bond Issues”):

(i)                                      on 6 May 1999, an issue of 125,000 high-yield bonds denominated in euros and 275,000 high-yield bonds denominated in U.S. dollars, with a face value of 1,000 euros and 1,000 U.S. dollars each, respectively;

(ii)                                   on 30 June 2000, an issue of 200,000 high-yield bonds denominated in euros, with a face value of 1,000 euros each; and

(iii)                                on 9 February 2001, an issue of 150,000 high-yield bonds denominated in euros and 200,000 high-yield bonds denominated in U.S. dollars, with a face value of 1,000 euros and 1,000 U.S. dollars each, respectively

(hereinafter, the high-yield bonds issued by virtue of the High-Yield Bond Issues shall be jointly referred to as the “High-Yield Bonds”).

II.                                    That GRUPO CORPORATIVO ONO, by virtue of a sale and purchase agreement executed today between it and CABLEUROPA (hereinafter, the “Sale and Purchase Agreement”), has transferred to CABLEUROPA a number of High-Yield Bonds which it held (hereinafter, said transfer of High-Yield Bonds shall be referred to as the “Sale and Purchase of High-Yield Bonds”). The price to be paid by CABLEUROPA to GRUPO CORPORATIVO ONO for the purchase of said High-Yield Bonds is Euro 163,992,600 (hereinafter, the “Price”).

III.                                That, in order to partly finance the Sale and Purchase of High-Yield Bonds, GRUPO CORPORATIVO ONO has agreed to defer collection of part of the Price, NINETY-EIGHT MILLION FOUR HUNDRED AND SIXTY-FOUR THOUSAND TWO HUNDRED AND TEN euros (EUR 98,464,210) (the “Payment Deferral”), as provided in the Sale and Purchase Agreement, and consequently the parties (who declare that their powers to act herein remain in force) have decided to regulate the conditions of said Payment Deferral by converting the same into a loan, for which purpose, they agree to execute the present agreement (hereinafter, the “Agreement”) which shall be governed by the following

CLAUSES

ONE.- OBJECT OF THE AGREEMENT

Pursuant to the terms and conditions set forth in this Agreement, GRUPO CORPORATIVO ONO grants to CABLEUROPA, which accepts, a loan (hereinafter, the “Loan”) for the amount of NINETY-EIGHT MILLION FOUR HUNDRED AND SIXTY-FOUR THOUSAND TWO HUNDRED AND TEN euros (EUR 98.464.210) (hereinafter, the “Loan Amount”).

The parties declare that CABLEUROPA is currently in possession of the Loan Amount as a result of the conversion of the Payment Deferral agreed with GRUPO CORPORATIVO ONO and referred to in Declaration III herein, into the Loan regulated by the present Agreement.

TWO.- MATURITY

2.1                              The Loan shall mature on 1 March 2011 or on any prior date on which:

(a)                                   all obligations arising from the following agreements have been fulfilled and all amounts owed by virtue of such agreements have been paid:

(i)                                      the Senior Facility Agreement (hereinafter, as amended from time to time, the “Facility Agreement”), dated 8 August 2001, executed by, among others, CABLEUROPA and a syndicate of credit entities and formalised in an agreement dated 8 August 2001, executed before Mr Fernando Molina Stranz, Public Notary in Madrid, including the complete cancellation of the Lender’s Commitments (as such terms are defined in the Facility Agreement);

(ii)                                   the foreign exchange risk hedging agreement executed on 18 May 2000 between Ononet Comunicaciones, S.A. and BANK OF AMERICA, N.A. (hereinafter, as amended from time to time, “Hedging Agreement A”);

(iii)                                the foreign exchange risk hedging agreement executed on 18 May 2000 between Ononet Comunicaciones, S.A. and THE TORONTO-DOMINION BANK (hereinafter, as amended from time to time, “Hedging Agreement B”); and

(iv)                               the foreign exchange risk hedging agreement executed on 8 July 2002 between CABLEUROPA and DEUTSCHE BANK AG LONDON (hereinafter, as amended from time to time, “ Hedging Agreement C”);

(v)                                  the Indentures dated 6 May, 1999, 30 June, 2000 and 9 February, 2001, entered into between, inter alia, CABLEUROPA and Ono Finance, Plc., stating the terms and conditions of the High-Yield Bond Issues.

(hereinafter, the Facility Agreement, Hedging Agreement A, Hedging Agreement B, and Hedging Agreement C shall be jointly referred to as the “Financing Agreements”).

(b)                                  The Board of Directors of CABLEUROPA agrees to call a General Shareholders’ Meeting, which agenda shall include a proposal to increase share capital by offsetting credits, provided that the credits to be offset are derived, in whole or in part, from the present Loan.

On such date, subject to Clause 4 below, GRUPO CORPORATIVO ONO shall claim from CABLEUROPA the return of the principal as well as any interest accrued.

2.2                                In the event that, due to reasons not attributable to CABLEUROPA, the increase in share capital referred to in section (b) above is agreed for an amount which would be insufficient to repay the entire Loan, CABLEUROPA undertakes to act as necessary in order for subsequent increases in share capital for which approval is requested from the General Shareholders’ Meeting to be carried out by offsetting credits, until the full amount of the Loan is repaid.

GRUPO CORPORATIVO ONO undertakes to vote at the General Shareholders’ Meeting in favour of any proposal by the Board of Directors of CABLEUROPA regarding the increase in share capital of the latter company by offsetting credits derived from the Loan and to create a pledge over the shares issued as a result of such share capital increase by means of a Security Document (as such term is defined under the Facility Agreement).

THREE.- INTEREST

The Loan Amount pending amortisation shall accrue interest daily in favour of GRUPO CORPORATIVO ONO, from the date of the present Agreement until such date as the Loan is fully and definitively amortised. Said interest shall be calculated on the basis of a year of three hundred and sixty (360) days and according to the number of calendar days that have actually passed.

The annual interest rate applicable to the Loan Amount pending amortisation shall be 7.5%. Annual interests accrued shall be settled and paid on the anniversary of the execution of the present Agreement.

No interest whatsoever shall be paid if: (i) an Event of Default or a Potential Event of Default has occurred (as defined in the Facility Agreement) within the framework of the Facility

Agreement, or if it is reasonably probable that the payment of interest agreed will give rise to an Event of Default or a Potential Event of Default (as defined in the Facility Agreement) within the frame of the Facility Agreement; or (ii) if the conditions provided for in Clause 20.2(e) of the Facility Agreement are not met.

Should the provisions expressed above be applicable, unpaid interest accrued would be capitalised periodically and added to the principal. In no event, default interest will be accrued.

FOUR.- SUBORDINATE NATURE OF THE LOAN

4.1                               The present Loan, according to the seniority of credits, shall be subordinated to the payment in full of any amounts owed by CABLEUROPA or by companies in its group under the Financing Agreements and the complete cancellation of the Lender’s Commitments (as such terms are defined in the Facility Agreement) under the Facility Agreement.

Consequently, until such time as all amounts owed under each of the Financing Agreements have been fully paid:

(a)                                  CABLEUROPA may not amortise nor repay in advance any amount under the present Loan, unless said amortisation or early repayment is made against an increase in share capital in CABLEUROPA and the shares issued are pledged pursuant to a Security Document (as defined in the Facility Agreement);

(b)                                 GRUPO CORPORATIVO ONO: (i) shall not demand payment or the repayment of the principal or any other amount; (ii) shall not sue for the principal or any other amount; (iii) shall not exercise any enforcement rights which may assist it (whether under any Encumbrance (as defined in the Facility Agreement) or otherwise) or initiate proceedings to wind up CABLEUROPA; (iv) shall not exercise any right of set-off or combination of accounts in respect of amounts owed under the Loan (including the Loan Amount, any cash interests (provided that, for the avoidance of doubt, interest may accrue and be capitalised), fees, costs or expenses thereon), except for set-off against a share capital increase; and (v) shall not prove in respect of this Loan in any liquidation of CABLEUROPA.

4.2                                 GRUPO CORPORATIVO ONO undertakes, provided that it is not obliged to do so, to vote against any proposal in a winding up, dissolution, administration or bankruptcy of CABLEUROPA or any analogous proceedings which may have the effect of causing or allowing any the amounts owing under the Loan to be fully or partially paid before the amounts owed under the Financing Agreements, or which result in a failure to comply with the provisions set forth herein.

FIVE.- GUARANTEES AND RAISING TO PUBLIC DOCUMENT STATUS

5.1                                GRUPO CORPORATIVO ONO and CABLEUROPA agree that the granting of the Loan does not entail the creation of an Encumbrance (as defined in the Facility Agreement) or any guarantee whatsoever. Consequently, GRUPO CORPORATIVO ONO undertakes to discharge or release any guarantee, charge or Encumbrance (as defined in the Facility Agreement) that may be created or granted in its favour with regard to the Loan.

5.2                                GRUPO CORPORATIVO ONO and CABLEUROPA accept the obligation to not raise the present Loan to public document status unless required to do so by any applicable law (for example, a law on foreign exchange and foreign investment), in which case, the parties shall do so, waiving the seniority attributed to public documents.

SIX.- CONVERSION OF THE LOAN INTO A PARTICIPATION LOAN

GRUPO CORPORATIVO ONO and CABLEUROPA may, at any time during the live of the Loan, modify its terms in order to convert the same into a participation loan under the terms established in legislation applicable at the time.

Notwithstanding any such conversion into a participation loan, the other terms, including the subordinated nature of this Loan, will remain unchanged.

SEVEN.- APPLICABLE LAW

The present Agreement shall be governed by Spanish law.

EIGHT.- ARBITRATION AND JURISDICTION

Any dispute that may arise regarding the validity and/or resolution and/or interpretation and/or execution of the present Agreement shall be resolved by means of arbitration-in-law to be carried out in the city of Madrid, by a single arbitrator, and in accordance with the rules of the International Chamber of Commerce, with both parties being obliged to comply with the award handed down at said proceedings.

For any other matters which for legal reasons cannot be submitted to arbitration, the parties submit themselves to the Courts and Tribunals of the city of Madrid, waiving any other Judge or Tribunal which might otherwise correspond thereto.

In witness whereof, the parties sign two copies of the present Agreement for a single purpose, at the place and on the date indicated ut supra.

Por Grupo Corporativo ONO, S.A.

D. Eugenio Galdón	D. Richard D. Alden

Por Cableuropa, S.A.U.

D. Eugenio Galdón	D. Richard D. Alden